UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Fred Eshelman

Eshelman Ventures, LLC

319 North Third Street, Suite 301

Wilmington, North Carolina 28401

910-558-6885

with a copy to:

Donald R. Reynolds, Esq.

Lorna A. Knick, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

919-781-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30234E 104	Page 2 of 4 Pages

1	Names of Reporting Persons. Fred Eshelman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,708,548(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,708,548(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,708,548(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person IN

(1)

Includes (i) 1,292,787 shares of common stock and 96,676 shares underlying options held by Fred Eshelman directly that are exercisable within 60 days of the date of this report and (ii) 319,085 shares of common stock held by Eshelman Ventures, LLC. Dr. Eshelman is the manager of Eshelman Ventures, LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Eshelman Ventures, LLC.

CUSIP No. 30234E 104	Page 3 of 4 Pages

SCHEDULE 13D

This Amendment No. 4 on Schedule 13D amends the statement on Schedule 13D, dated February 20, 2018, which relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Eyenovia, Inc. (the “Issuer”) filed by Dr. Eshelman (the “Reporting Person”), which was previously amended on Schedules 13D/A, dated August 20, 2019, August 14, 2020 and August 28, 2020.

This Amendment No. 4 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Person as a result of the change in outstanding shares of Common Stock of the Issuer as reported by the Issuer on its Form 10-Q for the quarterly period ended September 30, 2022 as filed with the Securities and Exchange Commission on November 14, 2022. Except as expressly amended below, the Schedule 13D, dated February 20, 2018, which was previously amended on Schedules 13D/A, dated August 20, 2019, August 14, 2020, and August 28, 2020 remain in effect. The filing of this Amendment No. 4 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 36,112,987 shares of Common Stock outstanding as of November 10, 2022) are as follows:

a)		Amount beneficially owned: 1,674,345	Percentage: 4.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,708,548(1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,708,548(1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1)

Includes (i) 1,292,787 shares of Common Stock and 96,676 shares underlying options held by the Reporting Person directly that are exercisable within 60 days of the date of this report and (ii) 319,085 shares of Common Stock held by Eshelman Ventures, LLC. The Reporting Person is the manager of Eshelman Ventures, LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Eshelman Ventures, LLC.

CUSIP No. 30234E 104	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023	/s/ Fred Eshelman
Fred Eshelman